Mail Stop 7010

May 8, 2006

via U.S. mail and facsimile

Garry W. Angle
Vice President-Treasurer
The Rowe Companies
1650 Tysons Boulevard
Suite 710
McLean, VA  22102

	Re:	The Rowe Companies
		Form 10-K for the Fiscal Year Ended November 27, 2005
		Filed February 24, 2006
		File No. 1-10226

Dear Mr. Angle:

      We have reviewed your response letters dated April 25, 2006 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Annual Report

Management`s Discussion and Analysis, page 10

1. We have reviewed your response to comment 2 in our letter dated April 11, 2006, and have the following comments:
* We note your response related to the decline in the manufacturing segment gross margin. It appears that the impact of those factors that you identify as being disruption related (that is, direct labor costs, overhead and transportation) accounts for less than half of the total decrease in this segment`s gross margin of $14.9 million.
However, you state on page 12 that this segment`s "gross profit and gross margin declined substantially in 2005 from 2004 levels caused principally by disruptions in production, schedule and manufacturing productivity resulting from ERP implementation and manufacturing process change issues." Please tell us and disclose, in future filings, the remaining factors, such as increased discounting, that contributed to the decrease in manufacturing gross margin.
* We note your response that you were not able to directly quantify the impact in the area of sales discounts. In future filings, please ensure that your accounting for such discounts is in accordance with
EITF 01-9 and that appropriate disclosure is made in your Summary of
Significant Accounting Policies to the extent material.

Consolidated Statement of Operations and Comprehensive Income
(Loss),
page 27

2. We have reviewed your response to prior comment 4 in our letter dated April 11, 2006. In light of the materiality of goodwill, the decline in the excess fair value over carrying value of your reporting units, which you have not previously disclosed, the continued operating losses in the first quarter of 2006, and your disclosure that you do not expect to have sufficient cash flows to cover your interest charges, corporate overhead, and capital expenditures, please tell us the following as of the date of your goodwill impairment tests in the second and fourth quarters of fiscal
2005, as well as in the first quarter of fiscal 2006.   If you
have
not re-performed your goodwill impairment test in the first quarter of fiscal 2006, please tell us why not.
* The amount of goodwill allocated to each reporting unit.
* The fair value and carrying value of each reporting unit on the date of your impairment test.
* The assumptions used in estimating the fair value of each reporting unit and the basis for that assumption.
* The effect of a 1% change in each assumption on the fair value of each reporting unit.
* Any reporting units for which goodwill impairment charges are reasonably likely to occur in future periods.

Note 11 - Taxes on Income, page 44

3. We note your response to prior comment 6 in our letter dated
April
11, 2006. In future filings, please expand your management`s discussion and analysis disclosures, as follows:
* Whether the reversal of your deferred tax liabilities will generate taxable income of the same character, timing, and jurisdiction to support realization of your deferred tax assets. See paragraph 21.a of SFAS 109. If not, the amount and years in which there are shortfalls, as well as the amount of taxable income you must generate in those years to fully realize your deferred tax assets.
* The nature of any prudent and feasible tax planning strategies, including the amount of taxable income such strategies are likely to generate.
* Whether or not you have made revisions to your estimated annual effective tax rate, in light of the continuing losses in the first quarter and your expectation of insufficient profits to cover your interest expense, corporate overhead and capital expenditures, and the reasons for your decision.
Please show us what these disclosures will look like.

4. We have reviewed your response to comment 9 in our letter dated April 11, 2006 and have the following comments:
* With respect to your "Release of reserves created in prior years," we note that you believe the likelihood of your positions associated with these reserves being upheld is more likely than not. Accordingly, your basis for originally recognizing these reserves is unclear. Citing relevant accounting literature, please clarify. In addition, please provide us with a rollforward of your reserves for potential tax issues from December 2, 2002 to November 27, 2005, as well as a description of the nature of each element of the reserve, your basis for recognizing each element of the reserve, and your basis for any changes to the reserve.
* With respect to your "Benefits recognized on amended prior year returns, primarily tax credits," please clarify the nature of the "certain items claimed on [your] 2003 and 2004 tax returns when those returns were amended in 2005 to claim NOL carrybacks against those years." It appears that these items claimed are separate from and in addition to the claims resulting from your NOL carrybacks. Please confirm our understanding. Please also clarify why you were able to claim these items upon amendment of the prior year returns in 2005, when these items were presumably not available to you in the years that the returns were originally filed.

Form 10-Q for the quarter ended February 26, 2006

Management`s Discussion and Analysis, page 12

5. We note your restructuring in October 2005, January 2006, and beginning in the second quarter of fiscal 2006, in response to the anticipated decline in manufacturing segment sales. In future filings, please ensure you comply with the disclosure requirements of paragraph 20 of SFAS 146 and SAB Topic 5P. Please also disclose the anticipated timing of the cash outflows associated with the $0.6 million of severance costs discussed in your 2005 annual report and the $0.2 million of severance costs anticipated in the second quarter of 2006.

General

6. Please provide, in writing, a statement acknowledging that you many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Refer to page 5 of our letter dated April 11, 2006.


*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Nili Shah
Accounting Branch Chief
Garry W. Angle
The Rowe Companies
May 8, 2006
Page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE